The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum  do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Filed Pursuant to Rule 424(b)(2)
Registration No. 333-190038

Subject to Completion. Dated May 8, 2015.
Pricing Supplement to the Prospectus dated July 19, 2013, to the Prospectus Supplement dated July 19, 2013 and to the Prospectus Addendum dated February 3, 2015.

Barclays Bank PLC
$
Leveraged 30-Year Euro Constant Maturity Swap Rate-Linked Global Medium-Term Notes, Series A, due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the 30-Year Euro Constant Maturity Swap Rate (which we refer to as the swap rate) as measured from and including the trade date to and including the determination date (expected to be between 45 and 60 months after the trade date). If the final swap rate (the swap rate on the determination date) is greater than the initial swap rate (set on the trade date and is expected to be the swap rate on the trade date) by more than the spread amount (set on the trade date, expected to be between 0.00% and 0.50%), the return on your notes will be positive and will be calculated in the manner set forth below. You will receive a positive return on your notes only if the final swap rate is greater than the initial swap rate by more than the spread amount. If the final swap rate is greater than the initial swap rate by less than the spread amount or is less than or equal to the initial swap rate, the return on your notes will be negative. Under these circumstances, you will lose 1% of the face amount of your notes for every 0.10% that the final swap rate is less than the sum of the initial swap rate and the spread amount, which we refer to as the strike swap rate, subject to the minimum settlement amount of $900.00.

You could lose up to 10% of your investment in the notes. Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-3 of this pricing supplement) by the relevant U.K. resolution authority.

To determine your payment at maturity, we will compare the final swap rate to the strike swap rate. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to the greater of (i) $900 and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) 10 times (3) the difference of the final swap rate minus the strike swap rate. If the final swap rate is less than the strike swap rate, you will receive less than $1,000.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement.

Your investment in the notes involves certain risks, including among other things, our credit risk and the risk of exercise of any U.K. Bail-in Power. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement; “Risk Factors” beginning on page PA-1 of the accompanying prospectus addendum; and “Additional Risk Factors Specific to Your Notes” on page PS-12 of this pricing supplement so that you may better understand those risks.

By acquiring the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the notes. See “Consent to U.K. Bail-in Power” in this pricing supplement and the accompanying prospectus addendum for more information.

	Initial Issue Price†	Price to Public†	Agent’s Commission‡	Proceeds to Barclays Bank PLC‡
Per Note	$1,000 (face amount)	100% of face amount	up to 3.30% of face amount	96.70% of face amount
Total	$	$	$	$
†
Our estimated value of the notes on the trade date, based on our internal pricing models, is expected to be between $940.00 and $965.00 per note. The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

The original issue price will be 97.33% of the face amount for certain investors; see “Key Terms—Supplemental plan of distribution” on page PS-6.
‡
Barclays Capital Inc. will receive commissions from the issuer that will not exceed 3.30% of the face amount of the notes, or $33.00 per $1,000 face amount of your notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or any other affiliate of Barclays Bank PLC may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Barclays Bank PLC or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Pricing Supplement dated May     , 2015

SUMMARY INFORMATION

This pricing supplement should be read in conjunction with the accompanying prospectus dated July 19, 2013, as supplemented by the accompanying prospectus supplement dated July 19, 2013 and the prospectus addendum dated February 3, 2015 relating to our Global Medium-Term Notes, Series A, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus supplement and the accompanying prospectus addendum, as well as “Additional Risk Factors Specific to Your Notes” on page PS-12 of this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated July 19, 2013
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

●	Prospectus supplement dated July 19, 2013
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

●	Prospectus addendum dated February 3, 2015
http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes.” Each of the notes has the terms described below.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the notes will be determined on the date the notes are initially priced for sale to the public (the “trade date”) based on prevailing market conditions on the trade date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the trade date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the trade date is expected to be less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the trade date for a temporary period expected to be approximately three months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Additional Risk Factors Specific to Your Notes” beginning on page PS-12 of this pricing supplement.

You may revoke your offer to purchase the notes at any time prior to the trade date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their trade date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Risk Factors—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

KEY TERMS

Issuer: Barclays Bank PLC

Swap rate: on any swap business day, the mid-market annual fixed rate of interest payable on a euro interest rate swap with a 30-year maturity as reported on Reuters page ISDAFIX2 (or such other page as may replace that page on such service) under the heading “EURIBOR BASIS – EUR” and above the caption “11:00 AM Frankfurt” as of 11:00 a.m. Frankfurt time on that swap business day.

If that rate is not displayed by approximately 11:00 a.m., Frankfurt time, on Reuters page ISDAFIX2 on any day on which the swap rate must be determined, the swap rate on that day will be determined on the basis of the mid-market annual swap rate quotations provided to the calculation agent by five leading swap dealers (the “reference banks”) at approximately 11:00 a.m., Frankfurt time, on that day. For this purpose, the mid-market annual swap rate means the mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating euro interest rate swap transaction with 30-year term, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to “EURIBOR” with a maturity of six months. The calculation agent will request the principal Euro-zone offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the swap rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the swap rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the minimum settlement amount would not offer the same minimum return on your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes—If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-13 of this pricing supplement.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to the greater of (i) the minimum settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the multiplier times (3) the difference of the final swap rate minus the strike swap rate. If the final swap rate is less than the strike swap rate you will receive less than $1,000.

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC, and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Initial swap rate (to be set on the trade date):                     , the swap rate on the trade date

Final swap rate: the swap rate on the determination date

Strike swap rate (to be set on the trade date): the initial swap rate plus the spread amount

Spread amount (to be set on the trade date): expected to be between 0.00% to 0.50%

Multiplier: 10

Minimum settlement amount: $900.00

Trade date:

Original issue date (settlement date): expected to be five scheduled business days following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 45 and 60 months after the trade date, unless that day is not a swap business day, in which case the determination date will be the first following day that is a swap business day. In no event, however, will the determination date be postponed by more than five business days. If the last possible determination date is not a swap business day, that day will nevertheless be the determination date, in which case the swap rate will be determined as described under “—Swap rate” above.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date. The maturity date will be postponed if the determination date is postponed due to a non-swap business day. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the determination date may be postponed by up to five business days due to the occurrence of a non-swap business day on the determination date.

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Business day: any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law or executive order to close

Swap business day: any day that is a Monday, Tuesday, Wednesday, Thursday or Friday on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System (TARGET2), or any successor system, is open for business.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-125 of the accompanying prospectus supplement

Tax consequences: you should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Assuming this treatment is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the notes prior to maturity. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Equity and Funds Structured Market (EFS) Sales at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual cash settlement amount that we will pay on the notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the cash settlement amount over the face amount of the notes, although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

ERISA: as described under “Employee Retirement Income Security Act” on page S-114 of the accompanying prospectus supplement

Supplemental plan of distribution: we will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the face amount of the notes at the price specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the notes, if any are taken. The Agent proposes initially to offer the notes to the public at the initial issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession not in excess of 3.30%  of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts will not be less than 96.70% of the face amount of the notes, and will equal a percentage of the face amount that will reduce the Agent’s commission specified on the cover of this pricing supplement with respect to those notes to 0.00%.

Notwithstanding anything to the contrary in “Plan of Distribution—Initial Offering and Issue of Securities” in the accompanying prospectus, the Agent’s commission may be up to 3.30% of the face amount.

We will deliver the notes against payment therefor in New York, New York on             , 2015, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Barclays Capital Inc. that it intends to make a market in the notes. However, neither Barclays Capital Inc. nor any of our affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Barclays Bank PLC

CUSIP no.: 06741UVZ4

ISIN no.: US06741UVZ47

Conflicts of interest: Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Barclays Capital Inc. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

FDIC: the notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying prospectus supplement or prospectus will be deemed to refer to the corresponding term used in this pricing supplement as set forth in the table below:

Prospectus Supplement Defined Term	Pricing Supplement Defined Term
Reference asset	swap rate
Payment at maturity	cash settlement amount
Maturity date	stated maturity date
Valuation date	determination date
Initial valuation date	trade date

In addition, the following terms used in this pricing supplement are not defined with respect to the notes in the accompanying prospectus, prospectus supplement and prospectus addendum: initial swap rate, final swap rate, strike swap rate, spread amount, minimum settlement amount and swap business day. Accordingly, please refer to “Key Terms” beginning on PS-4 of this pricing supplement for the definitions of those terms. Additionally, if information in this pricing supplement is inconsistent with the accompanying prospectus, prospectus supplement or prospectus addendum, this pricing supplement will supersede those documents.

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical swap rates on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final swap rates that are entirely hypothetical; no one can predict what the swap rate will be on any day throughout the term of your notes, and no one can predict what the final swap rate will be on the determination date.

The following examples assume the notes are held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates generally, the volatility of the swap rate and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date will, and the price you may receive for your notes may, be significantly less than the initial issue price. For more information on the value of your notes in the secondary market, see “Risk Factors” on page S-6 of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes—The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes” on page PS-15 of this pricing supplement. The information in the table also reflects the key hypothetical terms and assumptions in the following box.

Key Hypothetical Terms and Assumptions
Face amount	$1,000
Initial swap rate	1.000%
Spread amount	0.500%
Strike swap rate	1.500%
Multiplier	10
Minimum settlement amount	$900.00
The originally scheduled determination date is a swap business day
Notes purchased on original issue date for the initial issue price noted on the cover page of this pricing supplement and held to the stated maturity date

Moreover, we have not yet set the initial swap rate that will serve as the baseline for determining the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial swap rate may differ substantially from the swap rate prior to the trade date.

For these reasons, the actual performance of the swap rate over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical swap rates shown elsewhere in this pricing supplement. For information about the historical swap rates during recent periods, see “The Swap Rate—Historical High, Low and Period-End Swap Rates” below. Before investing in the offered notes, you should consult publicly available information to determine the swap rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The table below shows the hypothetical cash settlement amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final swap rate were any of the hypothetical rates shown in the left column.

The percentage amounts in Column A of the table below represent hypothetical final swap rates. The percentage amounts in Column B in the table below represent the hypothetical strike swap rate. The percentage amounts in Column C in the table below represent the difference between the corresponding hypothetical final swap rates and the hypothetical strike swap rate. The percentage amounts in Column D in the table below represent the product of (a) the difference between the corresponding hypothetical final swap rate and the hypothetical swap rate times (b) the multiplier. The percentage amounts in Column E in the table below represent the hypothetical cash settlement amounts (expressed as a percentage of the face amount), based on the corresponding hypothetical final swap rates and strike swap rates.

Column A	Column B	Column C	Column D	Column E
Final Swap Rate	Strike Swap Rate	Column A – Column B	Column C x Multiplier	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
5.000%	1.500%	3.500%	35.000%	135.000%
4.000%	1.500%	2.500%	25.000%	125.000%
3.000%	1.500%	1.500%	15.000%	115.000%
2.500%	1.500%	1.000%	10.000%	110.000%
2.000%	1.500%	0.500%	5.000%	105.000%
1.500%	1.500%	0.000%	0.000%	100.000%
1.400%	1.500%	-0.100%	-1.000%	99.000%
1.300%	1.500%	-0.200%	-2.000%	98.000%
1.200%	1.500%	-0.300%	-3.000%	97.000%
1.100%	1.500%	-0.400%	-4.000%	96.000%
1.000%	1.500%	-0.500%	-5.000%	95.000%
0.900%	1.500%	-0.600%	-6.000%	94.000%
0.800%	1.500%	-0.700%	-7.000%	93.000%
0.700%	1.500%	-0.800%	-8.000%	92.000%
0.600%	1.500%	-0.900%	-9.000%	91.000%
0.500%	1.500%	-1.000%	-10.000%	90.000%
0.400%	1.500%	-1.100%	-11.000%	90.000%
0.300%	1.500%	-1.200%	-12.000%	90.000%
0.200%	1.500%	-1.300%	-13.000%	90.000%
0.100%	1.500%	-1.400%	-14.000%	90.000%
0.000%	1.500%	-1.500%	-15.000%	90.000%
-0.100%	1.500%	-1.600%	-16.000%	90.000%
-0.500%	1.500%	-2.000%	-20.000%	90.000%
-1.000%	1.500%	-2.500%	-25.000%	90.000%

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final swap rate were any of the hypothetical rates shown on the horizontal axis. The chart shows that any hypothetical final swap rate of less than 1.500% would result in a hypothetical cash settlement amount of less than $1,000.00 and, accordingly, in a loss of principal to the holder of the notes.

The following examples illustrate the hypothetical cash settlement amount at maturity based on hypothetical final swap rates, calculated based on the key terms and assumptions above. These examples assume a hypothetical initial swap rate of 1.000%, a hypothetical spread amount of 0.500% and a hypothetical strike swap rate of 1.500% and reflect the multiplier of 10 and the minimum settlement amount of $900.00. The hypothetical initial swap rate of 1.000% has been chosen for illustrative purposes only and does not represent the actual initial swap rate. For historical data regarding the actual swap rates, please see the historical information set forth below under “The Swap Rate.” The actual spread amount and strike swap rate will be determined on the trade date.

Example 1: The hypothetical final swap rate is greater than the hypothetical initial swap rate and the hypothetical strike swap rate.

If the swap rate increases from the hypothetical initial swap rate of 1.000% to a hypothetical final swap rate of 2.000%, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount	= $1,000 + ($1,000 × multiplier × (final swap rate – strike swap rate))

= $1,000 + ($1,000 × 10 × 0.500%)

= $1,050.00
Example 2: The hypothetical final swap rate is greater than the hypothetical initial swap rate but less than the hypothetical strike swap rate.

If the swap rate increases from the hypothetical initial swap rate of 1.000% to a hypothetical final swap rate of 1.400%, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount	= $1,000 + ($1,000 × multiplier × (final swap rate – strike swap rate))

= $1,000 + ($1,000 × 10 × -0.100%)

= $990.00

In this example, even though the hypothetical final swap rate has increased from the hypothetical initial swap rate, that increase is less than the spread amount, and as a result, the return on the notes is negative.

Example 3: The hypothetical final swap rate is less than the hypothetical initial swap rate.

If the swap rate decreases from the hypothetical initial swap rate of 1.000% to a hypothetical final swap rate of 0.800%, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount	= the greater of (i) $900.00 and (ii) $1,000 + ($1,000 × multiplier × (final swap rate – strike swap rate))

= the greater of (i) $900.00 and (ii) $1,000 + ($1,000 × 10 × -0.700%)

= $930.00

Example 4: The hypothetical final swap rate is less than the hypothetical initial swap rate.
If the swap rate decreases from the hypothetical initial swap rate of 1.000% to a hypothetical final swap rate of 0.100%, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount	= the greater of (i) $900.00 and (ii) $1,000 + ($1,000 × multiplier × (final swap rate – strike swap rate))

= the greater of (i) $900.00 and (ii) $1,000 + ($1,000 × 10 × -1.400%)

= $900.00

In this example, the investor receives the minimum settlement amount of $900.00.

The cash settlement amounts shown above are entirely hypothetical; they are based on swap rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Please read “Additional Risk Factors Specific to Your Notes—Many Economic and Market Factors Will Impact the Value of Your Notes” on page PS-16 of this pricing supplement.

We cannot predict the actual final swap rate or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the swap rates and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial swap rate, spread amount and strike swap rate that we will set on the trade date and the actual final swap rate determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted): “Risk Factors—Risks Relating to All Securities”; “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”; “Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”; “Risk Factors—Additional Risks Relating to Notes with a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate”; and “Risk Factors—Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” (in the accompanying prospectus addendum). Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing in securities directly linked to the swap rate. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose A Portion of Your Investment in the Notes

You can lose a portion of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the swap rate as measured from the initial swap rate set on the trade date to the swap rate on the determination date (also referred to as the “final swap rate”). If the final swap rate is greater than the initial swap rate by less than the spread amount or is less than or equal to the initial swap rate, you will lose 1% of the face amount of your notes for every 0.10% that the final swap rate is less than the strike swap rate, subject to the minimum settlement amount of $900. Thus, you may lose up to 10% your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

You Will Receive a Positive Return on Your Notes Only If the Final Swap Rate Is Greater Than the Initial Swap Rate by More Than the Spread Amount

You will receive a positive return on your notes only if the final swap rate is greater than the initial swap rate by more than the spread amount of 0.00% to 0.50%, as determined on the trade date. In addition, even if you receive a positive return on your notes, that return will reflect only the increase in the swap rate from the initial swap rate in excess of the spread amount. Accordingly, the amount payable for each of your notes may be less than it would have been if the spread amount did not apply to the notes.
Credit of Issuer

The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. Accordingly, your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

Lack of Liquidity

The notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a debt security of comparable maturity that bears interest at a prevailing market rate.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount or a discount to face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the minimum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to the face amount, the minimum settlement amount will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes

It has been reported that the U.K. Financial Conduct Authority and the U.S. Commodity Futures Trading Commission are working together to investigate potential manipulation of ISDAfix. If such manipulation occurred, it may have resulted in the swap rate being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAfix in light of these investigations may result in a sudden or prolonged increase or decrease in reported ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your notes, the value of your notes and any payments on your notes.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined By Us on the Trade Date

We will not fix the stated maturity date until the trade date. The term of the notes could be as short as the low end of the range and as long as the high end of the range set forth on the cover page of this pricing supplement. You should be willing to hold your notes for up to the high end of the range set forth on the cover page of this pricing supplement. The stated maturity date selected by us could have an impact on the value of the notes.

The Cash Settlement Amount Payable at Maturity of Your Notes Is Not Based on the Swap Rate at Any Time Other Than on the Determination Date

The final swap rate will be based solely on the swap rate on the determination date. Therefore, if the swap rate dropped precipitously on the determination date, the cash settlement amount payable at maturity, if any, that you will receive for your notes may be significantly less than it would otherwise have been had the cash settlement amount payable at maturity been linked to the swap rate prior to such drop. Although the actual swap rate on the stated maturity date or at other times during the term of your notes may be higher than the final swap rate, you will not benefit from the swap rate at any time other than on the determination date.

The Swap Rate Will Be Affected By a Number of Factors

The cash settlement amount payable on the notes will depend primarily on the swap rate. A number of factors can affect the value of your notes and/or the cash settlement amount, including but not limited to: changes in, or perceptions, about the future swap rate; general economic conditions; prevailing interest rates; and policies of the European Central Bank regarding interest rates. These and other factors may have a negative impact on the cash settlement amount and on the value of the notes in the secondary market.

The Swap Rate May Be Volatile

The swap rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to: sentiment regarding the European and global economies; expectation regarding the level of price inflation; sentiment regarding credit quality in European and global credit markets; central bank policy regarding interest rates; and performance of capital markets.

The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is expected to be lower, and may be significantly lower, than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs which we may incur in connection with the notes.

The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of Your Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes

The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (described below under “Many Economic and Market Factors Will Impact the Value of Your Notes”), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the trade date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

We and Our Affiliates, and Any Dealer from Which You Purchase the Notes, May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest

We and our affiliates establish the offering price of the notes for initial sale to the public (which we refer to as the “price to public”), and the price to public is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as the Agent, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes, and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for our own accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes.

In addition, we and our affiliates, and any dealer from which you purchase the notes, may enter into certain transactions in order to hedge our obligations under the notes. Those engaging in these hedging activities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases or whether the cash settlement amount payable on the notes will be less than the face amount of the notes. Furthermore, if the dealer from which you purchase your notes is to enter into such hedging activities with us, any expected profit in connection with such hedging transactions will be in addition to any compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to any compensation they would receive for the sale of the notes.

Such market making, trading activities, hedging activities and other investment banking and financial services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, hedging activities and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

In addition to those activities described above, Barclays Bank PLC will also act as the calculation agent of the notes. In this role, we will determine the initial swap rate, the spread amount, the final swap rate and the cash settlement amount, if any, payable at maturity. Determinations made by Barclays Bank PLC, in its capacity as calculation agent may affect your payment at maturity.

The Historical Swap Rates Are Not an Indication of Future Swap Rates

In the past, the swap rate has experienced significant fluctuations. You should note that historical swap rates, fluctuations and trends are not necessarily indicative of future swap rates. Any historical upward or downward trend in the swap rate is not an indication that the swap rate is more or less likely to increase or decrease at any time during the term of your notes, and you should not take the historical swap rates as an indication of future swap rates.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

Many Economic and Market Factors Will Impact the Value of Your Notes

In addition to the swap rate, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the swap rate; the time to maturity of the notes; interest and yield rates in the market generally; supply and demand for the notes; a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

If the Swap Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the swap rate. Changes in the swap rate may not result in a comparable change in the market value of your notes.  Even if the swap rate increases above the strike swap rate during the term of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Cash Settlement Amount Payable at Maturity of Your Notes Is Based on the Swap at Any Other Time Than on the Determination Date” and “—Many Economic and Market Factors Will Impact the Value of Your Notes” above.

THE SWAP RATE

The 30-Year Euro Constant Maturity Swap Rate is, on any swap business day, the annual fixed rate of interest payable on a euro interest rate swap with a 30-year maturity as reported on Reuters page ISDAFIX2 (or such other page as may replace that page on such service) under the heading “EURIBOR BASIS - EUR” and above the caption “11:00 AM Frankfurt” as of 11:00 a.m. Frankfurt time, on that swap business day. A euro interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to six-month EURIBOR for that same maturity. EURIBOR (the Euro Interbank Offered Rate) is a daily reference rate based on the average interest rates at which a panel of approximately 50 European banks offer to lend unsecured funds to one another. The market generally views the 30-Year Constant Maturity Swap Rate as one indicator of long-term interest rates.

Please see “Key Terms—Swap rate” above for information regarding the procedures that will be applied by the calculation agent if the swap rate cannot be determined in the manner described above on the determination date.

Historical High, Low and Period-End Swap Rates

You should not take the historical swap rates as an indication of the future performance of the swap rate. The swap rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend of the swap rate during any period shown below is not an indication that the swap rate is more or less likely to increase or decrease at any time during the term of your notes. We cannot give you any assurance that the future performance of the swap rate will result in your receiving the return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the swap rate. The actual performance of the swap rate over the term of the offered notes, as well as the cash settlement amount, may bear little relation to the historical rates shown below.

The table below shows the high, low and final swap rates for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012, 2013 and 2014 and the first two calendar quarters of 2015 (through May 8, 2015). We obtained the swap rates listed in the table below from Bloomberg, without independent verification. The swap rate on the determination date, which will be used in the calculation of the cash settlement amount, will be the swap rate as published on the Reuters screen ISDAFIX2 page.

Quarterly High, Low and Period-End Swap Rates

	High	Low	Period-End
2008
Quarter ended March 31	4.933%	4.528%	4.697%
Quarter ended June 30	4.996%	4.603%	4.963%
Quarter ended September 30	4.987%	4.526%	4.526%
Quarter ended December 31	4.559%	2.677%	3.537%
2009
Quarter ended March 31	3.988%	3.309%	3.632%
Quarter ended June 30	4.160%	3.630%	4.100%
Quarter ended September 30	4.141%	3.881%	3.921%
Quarter ended December 31	4.065%	3.751%	3.935%
2010
Quarter ended March 31	3.966%	3.566%	3.701%
Quarter ended June 30	3.728%	3.114%	3.211%
Quarter ended September 30	3.418%	2.562%	2.858%
Quarter ended December 31	3.604%	2.780%	3.547%

2011
Quarter ended March 31	3.864%	3.385%	3.845%
Quarter ended June 30	4.014%	3.578%	3.840%
Quarter ended September 30	3.842%	2.565%	2.818%
Quarter ended December 31	2.996%	2.503%	2.546%
2012
Quarter ended March 31	2.695%	2.367%	2.554%
Quarter ended June 30	2.592%	1.776%	2.306%
Quarter ended September 30	2.486%	2.137%	2.305%
Quarter ended December 31	2.495%	2.235%	2.235%
2013
Quarter ended March 31	2.530%	2.297%	2.312%
Quarter ended June 30	2.557%	2.138%	2.491%
Quarter ended September 30	2.823%	2.419%	2.622%
Quarter ended December 31	2.798%	2.610%	2.761%
2014
Quarter ended March 31	2.786%	2.446%	2.452%
Quarter ended June 30	2.512%	2.185%	2.185%
Quarter ended September 30	2.260%	1.757%	1.926%
Quarter ended December 31	1.902%	1.476%	1.476%
2015
Quarter ended March 31	1.466%	0.848%	0.848%
Quarter ending June 30 (through May 8, 2015)	1.390%	0.723%	1.244%

The following graph sets forth the historical performance of the swap rate based on the daily swap rates from January 2, 2008 through May 8, 2015. The swap rate on May 8, 2015 was 1.244%.